File No. 82-3827

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / L.317 /200 [redacted]

03037835

Finance Department
Tel. 0-2537-4509

November 14, 2003

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapiseck Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on November 12, 2003. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,261,990,000.00 (Three thousand two hundred and sixty one million, nine hundred and ninety thousand Baht)
2. The Company's issued and paid-up shares are 652,398,000 (Six hundred and fifty two million, three hundred and ninety eight thousand shares), which are categorized as follows:

Ordinary Shares :	652,398,000	(Six hundred and fifty two million, three hundred and ninety eight thousand shares)
Preferred Shares :	-	(-)

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours sincerely,

Maroot Mrigadat
President